Registration No.  333-32941
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 212

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on November 19, 1997 at 2:00 p.m. pursuant to Rule 487.
                ________________________________


                             FT 212

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The FT Series

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The FT Series
          securities

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The FT Series

11.  Types of securities comprising        The FT Series
     units                                 Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The FT
                                           Series
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The FT
                                           Series; Public
                                           Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The FT Series
          affiliated persons

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The FT Series; Rights
                                           of Unit Holders;

17.  Withdrawal or redemption              The FT Series; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The FT Series;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The FT
                                           Series, Public
                                           Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The FT Series

50.  Trustee's lien                        The FT Series


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS
                         OF SECURITIES

51.  Insurance of holders of
     trust's securities                       *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The FT Series;
          agreement with respect to        Rights of Unit Holders
          selection or elimination of
          underlying securities


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The FT Series;
          or elimination of underlying     Rights of Unit Holders
          securities


     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The FT Series


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      periodic payment certificates           *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors
                                           Statement of Net
                                           Assets



* Inapplicable, answer negative or not required.


            Select Technology Growth Trust, 1997 Series

The Trust. FT 212 (the "Trust") is a unit investment trust consisting of a portfolio of common stocks issued by technology companies.

The objective of the Trust is to provide for potential capital appreciation by investing the Trust's portfolio in common stocks issued by companies involved in the technology industry (the "Equity Securities"). See "Schedule of Investments." The Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of the Trust will be achieved. Each Unit of the Trust represents an undivided fractional interest in all the Equity Securities deposited in the Trust.

The Equity Securities deposited in the Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See "Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust. Such deposits of additional Equity Securities or cash will be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities shall be maintained. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "What is The FT Series?" and "How May Equity Securities be Removed from the Trust?"


Public Offering Price. The Public Offering Price per Unit of the Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.35 per Unit. Commencing on June 30, 1998, and on the last business day of each month thereafter, through October 30, 1998, a deferred sales charge of $.07 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), subject to a reduction beginning December 1, 1998. A pro rata share of


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          Gruntal & Co., L.L.C.
                     Member New York Stock Exchange


            The date of this Prospectus is November 19, 1997 accumulated dividends, if any, in the Income Account is included in the Public Offering Price. Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for the Trust will not include deferred payments, but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each December 1, commencing December 1, 1998 to a minimum sales charge of 3.0%. The minimum amount which an investor may purchase of the Trust is $1,000 ($250 for Individual Retirement Accounts or other retirement plans). The sales charge is reduced on a graduated scale for sales involving at least $50,000. See "How is the Public Offering Price Determined?"


UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.


Estimated Net Annual Distributions. The estimated net annual dividend distributions to Unit holders (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Equity Securities in the Trust) on the Initial Date of Deposit was $.0034 per Unit. The actual net annual dividend distributions per Unit will vary with changes in fees and expenses of the Trust, with changes in dividends received and with the sale or liquidation of Equity Securities; therefore, there is no assurance that the net annual dividend distributions will be realized in the future.


Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust, net of expenses of the Trust, will be paid on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information." Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the Trust. See "What is the Federal Tax Status of Unit Holders?" Unit holders may elect to have distributions of income or capital, or both, reinvested into additional Units of the Trust subject only to any remaining deferred sales charge. Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. After the initial offering period, while under no obligation to do so, the Sponsor intends to maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. A Unit holder tendering 2,500 Units or more for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) (an "In-Kind Distribution") in lieu of payment in cash. Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time. See "How May Units be Redeemed?"


Termination. Commencing no later than the Mandatory Termination Date, Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee shall provide written notice of any termination of the Trust to Unit holders which will specify when Unit holders may surrender their certificates for cancellation and will include a form to enable Unit holders to elect an In-Kind Distribution if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution within a reasonable time after the Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?"


Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, volatile interest rates, economic recession, market volatility, competition or the rapid obsolescence of high-tech products or services. The Trust's portfolio is not managed and Equity Securities will not be sold by the Trust regardless of market fluctuations, although some Equity Securities may be sold under certain limited circumstances. See "What are Equity Securities?-Risk Factors."

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                               of the Equity Securities-November 19, 1997


               Underwriter:   Gruntal & Co., L.L.C.
                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

General Information
Initial Number of Units (1)                                                                                      14,876
Fractional Undivided Interest in the Trust per Unit (1)                                                        1/14,876
Public Offering Price:
    Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)                                 $ 147,270
    Aggregate Offering Price Evaluation of Equity Securities per Unit                                         $    9.90
    Maximum Sales Charge of 4.5% of the Public Offering Price per Unit
        (4.545% of the net amount invested, exclusive of the deferred sales charge) (3)                       $     .45
    Less Deferred Sales Charge per Unit                                                                       $    (.35)
    Public Offering Price per Unit (3)                                                                        $   10.00
Sponsor's Initial Repurchase Price per Unit                                                                   $    9.55
Redemption Price per Unit (based on aggregate
    underlying value of Equity Securities) (4)                                                                $    9.55

Cash CUSIP Number                               30264M 604
Reinvestment CUSIP Number                       30264N 123
First Settlement Date                           November 24, 1997
Mandatory Termination Date                      November 19, 2001
Discretionary Liquidation Amount                The Trust may be terminated if the value thereof is less than the lower of
                                                $2,000,000 or 20% of the total value of Equity Securities deposited in the
                                                Trust during the initial offering period.
Trustee's Annual Fee                            $.0096 per Unit outstanding.
Evaluator's Annual Fee                          $.0030 per Unit outstanding, payable to an affiliate of the Sponsor.
                                                Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New
                                                York Stock Exchange on each day on which it is open.
Supervisory Fee (5)                             Maximum of $.0035 per Unit outstanding annually payable to an affiliate of the Sponsor.
Estimated Annual Amortization of
    Organizational and Offering Costs (6)       $.0040 per Unit.
Income Distribution Record Date                 Fifteenth day of each December commencing December 15, 1998.
Income Distribution Date (7)                    Last day of each December commencing December 31, 1998.

____________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange or The Nasdaq Stock Market is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for the Trust of 4.5% of the Public Offering Price and the amount of the maximum remaining deferred sales charge (initially $.35 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the Trust. In addition to the initial sales charge, Unit holders will pay a deferred sales charge of $.07 per Unit per month commencing June 30, 1998 and on the last business day of each month thereafter through October 30, 1998. During the initial offering period, Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. Commencing on November 2, 1998, the secondary market sales charge will not include the deferred sales charge payments but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price and will decrease by 1/2 of 1% on each subsequent December 1, commencing December 1, 1998 to a minimum sales charge of 3.0% as described under "Public Offering." On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?"

(5) In addition, the Sponsor may be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit.

(6) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed the life of the Trust (approximately four years). See "What are the Expenses and Charges?" and "Statement of Net Assets."

(7) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                                FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trust has a term of approximately four years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

                                                                                                             Amount
                                                                                                             per Unit
                                                                                                             ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
   (as a percentage of public offering price)                                              1.00%(a)          $ .100
Deferred sales charge
   (as a percentage of public offering price)                                              3.50%(b)            .350
                                                                                           ________          ________
                                                                                           4.50%             $ .450
                                                                                           ========          ========
Maximum Sales Charge imposed on Reinvested Dividends                                       3.50%(c)            .350

Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                              .098%             $.0096
Portfolio supervision, bookkeeping, administrative, amortization
    of organizational and offering costs and evaluation fees                               .136%              .0133
Other operating expenses                                                                   .055%              .0054
                                                                                           ________          ________
   Total                                                                                   .289%             $.0283
                                                                                           ========          ========

                                                          Example
                                                          _______
                                                                               Cumulative Expenses Paid for Period:
                                                                            1 Year            3 Years           4 Years
                                                                            ______            _______           _______
An investor would pay the following expenses on a $1,000 investment, assuming the Select Technology Growth Trust, 1997 Series has an
estimated operating expense ratio of .289% and a 5% annual return on
the investment throughout the periods                                       $ 48              $ 54              $ 57
________________

(a) The Initial Sales Charge would exceed 1% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.07 per month per Unit, irrespective of purchase or redemption price deducted monthly commencing June 30, 1998 through October 30, 1998. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 3.50%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the previously collected deferred sales charge payments at the time of purchase and any remaining deferred sales charge payments not yet collected.

(c) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "How are Income and Capital Distributed?"

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example. In addition, while the Trust only has a term of approximately four years, investors may be able to reinvest their proceeds into a subsequently offered trust, subject to additional sales charges. In this scenario the actual expenses incurred by an investor would exceed those set forth above.

               SELECT TECHNOLOGY GROWTH TRUST, 1997 SERIES

                                 FT 212

What is The FT Series?

FT 212 is one of a series of investment companies created by the Sponsor under the name of The FT Series, all of which are generally similar but each of which is separate and is designated by a different series number (the "Trust"). The FT Series was formerly known as The First Trust Special Situations Trust Series. This Series consists of an underlying separate unit investment trust designated as: Select Technology Growth Trust, 1997 Series. The Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks issued by technology companies, together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trust.

The objective of the Trust is to provide for potential capital appreciation through an investment in equity securities issued by companies involved in the technology industry (the "Equity Securities"). Technological innovation is transforming the United States and the economy in ways unimaginable even five years ago. The Underwriter believes that as we head into a new century, innovative, revolutionary technologies will make significant contributions to the rapid changes taking place worldwide. Indeed, the Underwriter believes that investing in technology will help drive and likely sustain national and international economic growth, generate new knowledge, create new jobs, build new industries, and in many ways improve the quality of life. The factors set forth below are among the several dynamic factors propelling this industry.

Merging onto the Information Superhighway. It is estimated that more than 50 million people in almost every country throughout the world are currently linked to the Internet; and that number is expected to more than triple by the year 2000 as this relatively new multi-faceted medium becomes more accessible and easier to use. As a consequence of the rush by consumers to connect to the Internet, major providers, such as America OnLine, and telephone companies are rushing to improve and expand their services. Furthermore, the speed by which information on the Internet is exchanged is requiring increasingly more bandwidth. To further expand bandwidth, large investments are being made in fiber optics, high-speed modems, and wireless technology, including satellites, because of their unlimited bandwidth capabilities.

Convergence of Technology. Since the 1980s, the personal computer has undergone considerable change. Initially, its complexities confined it to only the most highly proficient, and it was used mainly by the professional workforce. As a result of revolutionary consumer-oriented applications and software, more than 250 million people worldwide own PCs. PC technology is expected to make even greater strides (more powerful microprocessors, storage devices and enhanced multimedia features) over the next couple of years, making it more consumer-oriented. This will allow PC users to watch TV, listen to music, peruse catalogs and purchase products at the click of a button, all without ever having to leave their homes.

Though still in its infancy, digital imaging is a rapidly-growing phenomenon with broad implications. With digital imaging, consumers can edit/manipulate images right on their PC screens, print them or even transmit them anywhere via the Internet. Digital imaging is already beginning to replace the popular 35mm camera, as well as the photo processing industry.

Corporate Competition. In their never-ending efforts to enhance productivity and remain competitive and efficient, corporations worldwide are continuing to upgrade and trade up computers and related equipment. Consequently, companies that manufacture PCs, PC services and related equipment (disk drives, networks, databases, servers and integrated circuits) are in ideal positions to benefit from the current technology revolution which should last well into the next century.

The Trust's portfolio has been selected by Mona Eraiba and David Takata, two of the Underwriter's experienced, high-technology experts. Ms.

Eraiba has more than 12 years of investment experience, specializing in companies in the electronics and computer industries. Mr. Takata has served as a Gruntal technology analyst since June 1996, specializing in Internet services companies and software companies.


It is important to note that an investment in companies involved in the technology industry involves a degree of risk, including the possibility of substantial loss of capital. There is no assurance that the Trust's objectives will be met, and past performance is no guarantee of future results. See "What are Equity Securities?-Risk Factors."


With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of individual Equity Securities in the Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust, and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any deposit by the Sponsor of additional Equity Securities or cash will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "How May Equity Securities be Removed from the Trust?" The original percentage relationship of each Equity Security to the Trust is set forth herein under "Schedule of Investments." Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in the Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Equity Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Equity Securities as close to the evaluation time or as close to the evaluation price as possible. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to acquiring Equity Securities for the Trust. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of the Trust represented the undivided fractional interest in the Equity Securities as set forth under "Summary of Essential Information." To the extent that Units of the Trust are redeemed, the aggregate value of the Equity Securities in the Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of the Trust will increase. However, if additional Units are issued by the Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in the Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of the Trust will be decreased proportionately. See "How May Units be Redeemed?"

What are the Expenses and Charges?


With the exception of the brokerage fees discussed above and bookkeeping and other administrative services provided to the Trust, for which the Sponsor may be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust. Certain of the expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust, Federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses may be paid by the Sponsor, and may, in part, be paid by the Trustee.



First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year, except for the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor will purchase research services from the Underwriter's research department for a fee of .30% of the Public Offering Price per Unit sold.


Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as Evaluator for the Trust, will receive a fee as indicated in the "Summary of Essential Information."

The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee as set forth in "Summary of Essential Information." Such fee will be based upon the largest aggregate number of Units of the Trust outstanding at any time during the year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and above described fees are payable from the Income Account of the Trust to the extent funds are available, and then from the Capital Account of the Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

Certain or all of the expenses incurred in establishing the Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and registering or qualifying the Units with the states, the initial audit of the Trust's portfolio, legal fees, the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by the Trust and charged off over the life of the Trust (approximately four years). The following additional charges are or may be incurred by the Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Equity Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Equity Securities in the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of the Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

The Indenture requires the Trust to be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of the Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisors in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinions, it is assumed that each Equity Security is equity for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is considered to be received by the Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from such Trust are actually received by the Unit holder.


3. Each Unit holder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of stocks is received by such Unit holder as described below). The price a Unit holder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his Units) in order to determine his tax basis for his pro rata portion of each Equity Security held by the Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unit holders holding securities that are substantially identical to the Equity Securities. Unit holders should consult their own tax advisors with regard to calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unit holder has held his or her Units.



4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unit holders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes.


Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for Federal income tax purposes, a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge would be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisors as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisors with respect to the limitations on and possible modifications to the dividends received deduction.


To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.


Limitations on Deductibility of the Trust's Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by the Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.


Recognition of Taxable Gain or Loss Upon Disposition of Equity Securities by the Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unit holder disposes of a Unit. For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding period of the capital assets. Capital loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.



The Revenue Reconciliation Act of 1993 (the "1993 Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the 1993 Tax Act, the 1993 Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.


If the Unit holder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Equity Securities represented by the Unit.


The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, off-setting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisors with regard to any such constructive sales rules.


Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of the Trust may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unit holder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.


The potential tax consequences that may occur under an In-Kind Distribution with respect to each Equity Security owned by the Trust will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by the Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of an Equity Security held by the Trust.


Because the Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by the Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisors in this regard.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his Units will generally equal the price paid by such Unit holder for his Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his pro rata portion of each Equity Security.

A Unit holder's tax basis in his Units and his pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisors.


In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unit holders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unit holders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.



It should be noted that payments to the Trust of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because, under the grantor trust rules, an investor is deemed to have paid directly his or her share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States purposes with respect to such taxes. The 1997 Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.


At the termination of the Trust, the Trustee will furnish to each Unit holder a statement containing information relating to the dividends received by the Trust on the Equity Securities, the gross proceeds received by the Trust from the disposition of any Equity Security (resulting from redemption or the sale of any Equity Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unit holders and to the Internal Revenue Service.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trust Suitable for Retirement Plans?"

The foregoing discussion relates only to the tax treatment of U.S. Unit holders ("U.S. Unit holders") with regard to federal and certain aspects of New York State and City income taxes. Unit holders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisors in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph (a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of such Trusts will be treated as the income of the Unit holders thereof.

Why are Investments in the Trust Suitable for Retirement Plans?

Units of the Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are Equity Securities?

The Trust consists of different issues of Equity Securities issued by technology companies and are listed on a securities exchange or The Nasdaq Stock Market or traded in the over-the-counter market. See "What are the Equity Securities Selected for Select Technology Growth Trust, 1997 Series?" for a general description of the companies.

Risk Factors. An investment in Units of Select Technology Growth Trust, 1997 Series should be made with an understanding of the problems and risks inherent in the technology industry in general. Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond timely to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Equity Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Equity Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Equity Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the securities in the Trust.

The Trust consists of such of the Equity Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell or keep any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. See "How May Equity Securities be Removed from the Trust?" Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Whether or not the Equity Securities are listed on a securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen, and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if and in the amounts declared by the issuer's board of directors, and they have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.


Certain of the securities in the Trust are in ADR or GDR form. ADRs, which evidence American Depositary Receipts and GDRs, which evidence Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Shares and Global Depositary Shares (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.



Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.



For the Equity Securities that are Depositary Receipts, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the Equity Securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.


Unit holders will be unable to dispose of any of the Equity Securities in the Portfolio, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should note that because the Underwriter uses the list of Equity Securities which comprises the portfolio in its independent capacity as an investment advisor to individuals, mutual funds, employee benefit plans and other institutions and persons and distributes this information to various individuals and entities, the Underwriter may recommend or effect from time to time the purchase or sale of one or more of the Equity Securities. This may have an effect on the prices of the Equity Securities which is adverse to the interests of the purchasers of Units of the Trust. Additionally, this may have an impact on the price paid by the Trust for the Equity Securities as well as the price received upon redemption of the Units or upon the termination of the Trust. Investors should also note that Equity Securities may not be removed from the Trust and additional Units of the Trust may be created even if the Underwriter no longer believes certain or all of the Equity

Securities have the potential to provide capital appreciation and increasing dividend income over the life of the Trust or issues a sell recommendation regarding any of the Equity Securities included in the Trust.


The Underwriter has acquired or may acquire the Equity Securities for the Sponsor and thereby may benefit. The Underwriter in its general securities business acts as agent or principal in connection with the purchase and sale of equity securities, including the Equity Securities in the Trust, and may act as a market maker in certain of the Equity Securities. The Underwriter also from time to time may issue reports on and make recommendations relating to equity securities, which may include the Equity Securities. Investors should also be aware that the Underwriter's research department, including Ms. Eraiba and Mr. Takata will receive compensation based on the broker commissions generated by research and or sales of the Trust. In addition, Ms. Eraiba and Mr. Takata may trade the Equity Securities in their personal accounts.


What are the Equity Securities Selected for Select Technology Growth Trust, 1997 Series?


ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets transmission and enterprise networking systems and connectivity products for use in fiber optic, twisted pair, coaxial and wireless broadband networks. The products employ fiber optic, hybrid fiber coax, wireless and traditional copper-based technologies.



AT&T Corporation, headquartered in New York, New York, one of the world's communications leaders, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; billing, directory and calling card services; and credit card services.



Ascend Communications, Inc., headquartered in Alameda, California, develops, makes, markets, sells and supports a broad range of high-speed digital wide area network access products that enable the company's customers to build Internet access systems, extensions and enhancements to corporate backbone networks and videoconferencing and multimedia access facilities. Internet access systems consist of point-of-presence
(POP) termination equipment for Internet service providers (ISPs) and remote site Internet access equipment for Internet subscribers.



Baan Company N.V., headquartered in Menlo Park, California, provides open systems, client/server-based Enterprise Resource Planning ("ERP") software. ERP systems permit the enterprise-wide management of resources and the integration of various functions across an organization.



CIENA Corporation, headquartered in Savage, Maryland, designs, makes and sells dense wavelength division multiplexing systems for long distance fiber-optic telecommunications networks.



Cisco Systems, Inc., headquartered in San Jose, California, develops, makes, sells and supports high-performance Internet-working systems that link geographically dispersed local-area and wide-area networks to form a single, seamless information infrastructure.



3Com Corporation, headquartered in Santa Clara, California, designs, makes, markets and supports a wide range of global data networking computer systems based on industry standards and an open systems architecture. The company also offers integrated services, digital network adapters, Internet-working products and integrated digital remote access systems.



LM Ericsson (ADR), headquartered in Stockholm, Sweden, provides advanced systems, products and services for handling voice, data, image and text in public and private wired and mobile telecommunications network, telecommunications power equipment, and telecommunications and power cable.



Hewlett-Packard Company, headquartered in Palo Alto,
California, designs, makes and services equipment and systems for measurement, computation and communications, including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, solid state components and instrumentation for chemical analysis.



Intel Corporation, headquartered in Santa Clara, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.



International Business Machines Corporation, headquartered in Armonk, New York, provides customer solutions through the use of advanced information technologies. The company's primary business segments consist of processors, personal systems clients and other clients, peripherals, original equipment manufacturer hardware, software, services, maintenance and financing.



Lucent Technologies, Inc., headquartered in Murray Hill, New Jersey, is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products. The company is a leading global marketer of business communications systems and computers.



Microsoft Corporation, headquartered in Redmond, Washington, makes, sells and licenses software products, including operating systems, server applications, business and consumer products, Internet software technologies and development tools. The company also markets personal computer books and input devices and researches and develops software technologies. The company is divided into four groups: the Platforms Product Group, the Applications and Content Product Group, the Sales and Support Group and the Operations Group.



Motorola Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use. The company also makes subscriber and infrastructure equipment; cellular mobile and portable telephones and systems; modems, multiplexers and network processors; and provides services for paging, cellular telephone, shared mobile radio and wireless data.



National Semiconductor Corporation, headquartered in Santa Clara,
California, designs, develops, makes and markets analog intensive, mixed-signal and other integrated circuits for applications in the communications, personal systems, consumer and industrial markets. The company markets its products throughout the world through a direct sales force and a network of distributors.



Netscape Communications Corporation, headquartered in Mountain View, California, provides open client/server commercial applications and development tools that link people and information over the Internet and private transmission control protocol/Internet Protocol networks. Using the company's software, organizations can extend their internal information systems and enterprise applications to geographically dispersed facilities, including remote offices and mobile employees. The company's products also allow individuals and organizations to execute transactions across the Internet, such as the buying and selling of information, software, merchandise and publications.



Northern Telecom Ltd., headquartered in Ontario, Canada, makes fully digital telecommunications switching equipment, communications equipment and systems for business and residential use.



Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, network products, application development, business intelligence productivity tools and client server business applications.



PairGain Technologies, Inc., headquartered in Tustin, California, designs, manufactures, markets and supports products that allow telecommunications carriers and private networks to more efficiently provide high speed digital service to end-users over the large existing infrastructure of unconditioned copper wires. This service, typically delivered over T1 lines in North America and E1 lines in international markets, enables high speed data transmission for applications such as wide area networking and video teleconferencing.



PeopleSoft, Inc., headquartered in Pleasanton, California, develops PeopleSoft Human Resource Management System, PeopleSoft Financials, PeopleSoft Distribution and PeopleSoft Financials for Public Sector software products which are portable and scaleable families of cross-industry client/server enterprise-wide applications for use throughout companies.



Quantum Corporation, headquartered in Milpitas, California, designs, develops, and sells information storage products, including high-performance hard disk drives, recording heads and tape drives. These products meet the storage requirements of workstations, servers, disk arrays, high-end to entry-level desktop personal computers and minicomputers. The company markets its products directly to major original equipment manufacturers and through a range of distributors, resellers and systems integrators worldwide.



Qwest Communications International, Inc., headquartered in Denver, Colorado, provides communications services to interexchange carriers and other communications entities, businesses and consumers. The company also constructs and installs fiber optic communications systems for interexchange carriers and other communications entities, as well as for its own use.



SAP AG (ADR), headquartered in Walldorf, Germany, is a multi-national software company which develops software, consults on organization and application of software and trains users. The company also provides products and services through subsidiaries, distributors and other business partners worldwide.



Seagate Technology, Inc., headquartered in Scottsvalley, California, makes and markets rigid magnetic disc drives for computer systems ranging from notebook computers to supercomputers, as well as in multimedia applications. The company also makes and sells disc drive components, tape drives and software and their products are used for storage, retrieval and management of data on computer and data communications systems.



Tele-Communications, Inc., headquartered in Englewood, Colorado, through subsidiaries and affiliates, constructs, acquires, owns and operates cable television systems and provides satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, mainly cable television systems. The company also has investments in cable and telecommunications operations and television programming in certain international markets, as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies.



Tellabs, Inc., headquartered in Lisle, Illinois, designs, makes and services voice and data transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular and other wireless service providers, cable operators, government agencies, utilities and business end-users.



Texas Instruments, Inc., headquartered in Dallas, Texas, develops, makes and sells products in the electrical and electronics industry for industrial and consumer markets consisting of components and digital products. The company also makes metallurgical materials.



United Video Satellite Group (Class A), headquartered in Tulsa,
Oklahoma, provides satellite-delivered video, audio, data and program promotion services to cable television systems, direct-to-home satellite dish owners, radio stations and private network users mainly in North America.


What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trust.

The value of the Equity Securities will fluctuate over the life of the Trust and may be more or less than the price at which they were deposited in the Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends), depending on the full range of economic and market influences affecting these securities.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to the Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract, and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of the Trust, and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of the Trust.

The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional

Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because the Trust will pay the associated brokerage fees.

The Trust consists of the Equity Securities listed under "Schedule of Investments" (or contracts to purchase such Securities) as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into the Trust of Equity Securities or cash in connection with the issuance of additional Units).

Once all of the Equity Securities in the Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "How May Equity Securities be Removed from the Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.35 per Unit. Commencing on June 30, 1998, and on the last business day of each month thereafter, through October 30, 1998, a deferred sales charge of $.07 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge) subject to reduction beginning December 1, 1998.



During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust divided by the number of Units of the Trust outstanding. For secondary market sales after the completion of the initial offering period, the Public Offering Price is also based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested) divided by the number of outstanding Units of the Trust and will be reduced by 1/2 of 1% on each subsequent December 1, commencing December 1, 1998 to a minimum sales charge of 3.0%.


The minimum amount which an investor may purchase of the Trust is $1,000 ($250 for Individual Retirement Accounts or other retirement plans). The applicable sales charge for both primary and secondary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below) as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):


                                                                  Primary and Secondary
                                                                   _____________________
                                                              Percent of          Percent of
Dollar Amount of Transaction                                  Offering            Net Amount
at Public Offering Price                                      Price               Invested
____________________________                                  __________          __________
$ 50,000 but less than $100,000                               0.25%               0.2506%
$100,000 but less than $250,000                               0.50%               0.5025%
$250,000 but less than $500,000                               1.00%               1.0101%
$500,000 or more                                              2.00%               2.0408%



Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from the Underwriter or any one broker/dealer, bank or other selling agent. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the Underwriter, broker/dealer, bank or other selling agent of any such combined purchase prior to the sale, in order to obtain the indicated discount. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, Underwriter and broker/dealers, banks or other selling agents and their subsidiaries, the sales charge is reduced by 3.0% of the Public Offering Price for purchases of Units during the primary and secondary public offering periods.


Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the primary or secondary market at the Public Offering Price, less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering-How are Units Distributed?"

Had the Units of the Trust been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of the Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The aggregate underlying value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. The aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities in the Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of the Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.


It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of 3.0% of the Public Offering Price, and, for secondary market sales, 3.0% of the Public Offering Price (or 65% of the then current maximum sales charge after December 1, 1998). Effective on each December 1, commencing December 1, 1998, such sales charge will be reduced by 1/2 of 1% to a minimum sales charge of 3.0%. However, resales of Units of the Trust by such dealers and other selling agents to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.


What are the Sponsor's and Underwriter's Profits?


The Underwriter of the Trust will receive a gross sales commission equal to 4.5% of the Public Offering Price of the Units (equivalent to 4.545% of the net amount invested exclusive of the deferred sales charge), less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" See "Underwriting" for information regarding the receipt of the excess gross sales commissions by the Sponsor from the Underwriter and additional concessions available to the Underwriter, dealers and others. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity Securities to the Sponsor. See "Underwriting" and Note (2) of "Schedule of Investments." During the initial offering period, the Underwriter also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the Underwriter upon the sale of Units.

In maintaining a market for the Units, the Sponsor and Underwriter will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 4.5% subject to reduction beginning December 1, 1998) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor or the Underwriter.


Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances, the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in the Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. The pro rata share of cash in the Capital Account of the Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. The Trustee is not required to pay interest on funds held in the Capital Account of the Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December 15. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. However, to the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after the Trust is terminated, each Unit holder will, upon surrender of his Units for redemption, receive: (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he elects an In-Kind Distribution as described under "How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of the Trust, less expenses of the Trust.

The Trustee will credit to the Income Account of the Trust any dividends received on the Equity Securities therein. All other receipts (e.g.
return of capital, etc.) are credited to the Capital Account of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any governmental charges payable out of the Trust.


Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution in connection with the termination of the Trust, automatically reinvested in additional Units of the Trust. Each person who purchases Units of the Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of their election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution on his Units, the card must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of the Trust the following information in reasonable detail: (1) a summary of transactions in the Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tendering to the Trustee, at its unit investment trust office in the City of New York, the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day in which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of remaining deferred sales charge at the time of redemption.


Any Unit holder tendering 2,500 Units or more for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Mandatory Termination Date will be honored. To the extent possible, In-Kind Distributions shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.


Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of the Trust.

The Trustee is empowered to sell Equity Securities of the Trust in order to make funds available for redemption. To the extent that Equity
Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in the Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of the Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by the Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

The aggregate value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, either at the closing ask prices (during the initial offering period) or the closing bid prices (subsequent to the initial offering period). If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask or bid prices (as appropriate) on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current ask or bid prices (as appropriate) are unavailable, the evaluation is generally determined
(a) on the basis of current ask or bid prices (as appropriate) for comparable securities, (b) by appraising the value of the Equity Securities on the ask or bid side of the market (as appropriate) or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from the Trust?

The Portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, or that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to the Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Obligations, the acquisition by the Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by the Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemptions. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to selling Equity Securities from the Trust. In acting in such capacity the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

      INFORMATION AS TO UNDERWRITER, SPONSOR, TRUSTEE AND EVALUATOR

Who is the Underwriter?

Gruntal & Co., L.L.C. is a full-service investment bank headquartered at 14 Wall Street in New York, New York. Established in 1880, Gruntal has a proud history of client service, financial stability and growth. Today, Gruntal has over 2,100 employees in 29 offices across the United States. The scope of Gruntal's business spans a broad range of financial services including investment banking, research, trading, asset management and brokerage services to individuals, institutions and corporations worldwide.

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of

Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1996, the total partners' capital of Nike Securities L.P. was $9,005,203 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to the Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trust may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that the Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or by the Trustee when the value of the Equity Securities owned by the Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the primary offering period, or in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by the Underwriter, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units of the Trust by the Underwriter, the Sponsor will refund to each purchaser of Units of the Trust the entire sales charge and the transaction fees paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?"


Commencing during the period beginning nine business days prior to and no later than the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Maturity Date of the Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of the Trust. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.


Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              UNDERWRITING

The Underwriter named below has purchased Units in the following amount:


                                                                                                          Number
Name                                   Address                                                            of Units
____                                   _______                                                            ________
UNDERWRITER
Gruntal & Co., L.L.C.                  14 Wall Street, 20th Floor, New York, NY 10005                     14,876
                                                                                                          ========


On the Initial Date of Deposit, the Underwriter of the Trust became the owner of the Units of the Trust and entitled to the benefits thereof, as well as the risks inherent therein.

The Underwriter Agreement provides that a public offering of the Units of the Trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession or agency commission as described in "Public Offering-How are Units Distributed?"


The Underwriter has agreed to underwrite additional Units of the Trust as they become available. The Sponsor will receive from the Underwriter the difference between the gross sales commission and 3.3% of the Public Offering Price per Unit.



From time to time the Sponsor may implement programs under which the Underwriter and dealers of the Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of an Underwriter or dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriter or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to the Underwriter or qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price

Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.


The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

Trust performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 212


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 212, comprised of Select Technology Growth Trust, 1997 Series, as of the opening of business on November 19, 1997. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on November 19, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 212, comprised of Select Technology Growth Trust, 1997 Series, at the opening of business on November 19, 1997 in conformity with generally accepted accounting principles.


                                        ERNST & YOUNG LLP


Chicago, Illinois
November 19, 1997

                                                  Statement of Net Assets

                              SELECT TECHNOLOGY GROWTH TRUST, 1997 SERIES
                                                                   FT 212
                                        At the Opening of Business on the
                                Initial Date of Deposit-November 19, 1997



                                                         NET ASSETS
Investment in Equity Securities represented by purchase contracts (1) (2)                                $147,270
Organizational and offering costs (3)                                                                      40,000
                                                                                                         ________
                                                                                                          187,270
Less accrued organizational and offering costs (3)                                                        (40,000)
Less liability for deferred sales charge (4)                                                               (5,207)
                                                                                                         _________
Net assets                                                                                               $142,063
                                                                                                         =========
Units outstanding                                                                                          14,876

                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                    $148,757
Less sales charge (5)                                                                                      (6,694)
                                                                                                         _________
Net assets                                                                                               $142,063
                                                                                                         =========


                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $200,000 issued by The Chase Manhattan Bank has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed the life of the Trust (approximately four years). The estimated organizational and offering costs are based on 2,500,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from the Trust ($.35 per Unit), payable to the Sponsor in five equal monthly installments beginning on June 30, 1998, and on the last business day of each month thereafter through October 30, 1998. If Units are redeemed prior to October 30, 1998, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                                  Schedule of Investments

                              SELECT TECHNOLOGY GROWTH TRUST, 1997 SERIES
                                                                   FT 212
                                        At the Opening of Business on the
                                Initial Date of Deposit-November 19, 1997



                                                                                    Percentage     Market       Cost of
                                                                                    of Aggregate   Value        Equity
Number         Ticker Symbol and                                                    Offering       per          Securities
of Shares      Name of Issuer of Equity Securities (1)                              Price          Share        to Trust (2)
_________      _______________________________________                              ____________   ______       ____________
 121           ADCT        ADC Telecommunications, Inc.                              3.01%         $ 36.688     $  4,439
 114           T           AT&T Corporation                                          4.06%           52.500        5,985
 179           ASND        Ascend Communications, Inc.                               2.99%           24.563        4,397
  64           BAANF       Baan Company N.V.                                         3.02%           69.375        4,440
 128           CIEN        CIENA Corporation                                         5.01%           57.688        7,384
 108           CSCO        Cisco Systems, Inc.                                       6.04%           82.313        8,890
 222           COMS        3Com Corporation                                          5.05%           33.500        7,437
 106           ERICY       LM Ericsson (ADR)                                         3.03%           42.063        4,459
 119           HWP         Hewlett-Packard Company                                   4.98%           61.625        7,333
  75           INTC        Intel Corporation                                         4.01%           78.750        5,906
  57           IBM         International Business Machines Corporation               3.95%          102.063        5,818
  71           LU          Lucent Technologies, Inc.                                 4.02%           83.375        5,920
  33           MSFT        Microsoft Corporation                                     3.00%          134.000        4,422
 114           MOT         Motorola Inc.                                             4.95%           63.938        7,289
 130           NSM         National Semiconductor Corporation                        3.00%           33.938        4,412
  95           NSCP        Netscape Communications Corporation                       1.99%           30.875        2,933
  48           NT          Northern Telecom Ltd. (3)                                 3.01%           92.438        4,437
 255           ORCL        Oracle Corporation                                        6.02%           34.750        8,861
 184           PAIR        PairGain Technologies, Inc.                               2.92%           23.375        4,301
  67           PSFT        PeopleSoft, Inc.                                          2.98%           65.500        4,388
 106           QNTM        Quantum Corporation                                       1.99%           27.625        2,928
  79           QWST        Qwest Communications International, Inc.                  3.01%           56.188        4,439
  44           SAPHY       SAP AG (ADR)                                              3.00%          100.370        4,416
 120           SEG         Seagate Technology, Inc.                                  1.98%           24.313        2,917
 130           TCOMA       Tele-Communications, Inc.                                 2.02%           22.875        2,974
  85           TLAB        Tellabs, Inc.                                             3.02%           52.375        4,452
  89           TXN         Texas Instruments, Inc.                                   5.96%           98.625        8,778
 110           UVSGA       United Video Satellite Group (Class A)                    1.98%           26.500        2,915
                                                                                    _______                     ________
                                Total Investments                                     100%                      $147,270
                                                                                    =======                     ========
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on November 18, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $147,270. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $147,494 and $224, respectively.

(3) This Equity Security represents the common stock of a Canadian company which trades directly on a United States securities exchange.

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Page 34

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Page 35


CONTENTS:

Summary of Essential Information                         4
Select Technology Growth Trust, 1997 Series
FT 212:
    What is The FT Series?                               6
    What are the Expenses and Charges?                   7
    What is the Federal Tax Status of Unit Holders?      8
    Why are Investments in the Trust Suitable for
        Retirement Plans?                               12
Portfolio:
    What are Equity Securities?                         12
        Risk Factors                                    13
    What are the Equity Securities Selected for
        Select Technology Growth Trust, 1997 Series?    16
    What are Some Additional Considerations
        for Investors?                                  18
Public Offering:
    How is the Public Offering Price Determined?        19
    How are Units Distributed?                          21
    What are the Sponsor's and Underwriter's Profits?   21
    Will There be a Secondary Market?                   22
Rights of Unit Holders:
    How is Evidence of Ownership Issued
        and Transferred?                                22
    How are Income and Capital Distributed?             23
    What Reports will Unit Holders Receive?             24
    How May Units be Redeemed?                          24
    How May Units be Purchased by the Sponsor?          25
    How May Equity Securities be Removed
        from the Trust?                                 26
Information as to Underwriter, Sponsor, Trustee
and Evaluator:
    Who is the Underwriter?                             26
    Who is the Sponsor?                                 26
    Who is the Trustee?                                 27
    Limitations on Liabilities of Sponsor and Trustee   27
    Who is the Evaluator?                               28
Other Information:
    How May the Indenture be Amended or Terminated?     28
    Legal Opinions                                      29
    Experts                                             29
Underwriting                                            29
Report of Independent Auditors                          31
Statement of Net Assets                                 32
Notes to Statement of Net Assets                        32
Schedule of Investments                                 33

                        ____________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE TRUST HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                          Gruntal & Co., L.L.C.
                     Member New York Stock Exchange

                                 SELECT
                         TECHNOLOGY GROWTH TRUST
                               1997 SERIES

                          Gruntal & Co., L.L.C.
                       14 Wall Street, 20th Floor
                           New York, NY 10005
                             1-800-223-7634

                                Trustee:

                        THE CHASE MANHATTAN BANK
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132


                            November 19, 1997


                    PLEASE RETAIN THIS PROSPECTUS
                         FOR FUTURE REFERENCE


Page 36


               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule




                               S-1
                           SIGNATURES

     The Registrant, FT 212, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1; The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1; The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119 Target 5 Trust, Series 2 and Target 10 Trust,
Series 8; and The First Trust Special Situations Trust, Series 190 Biotechnology Growth Trust, Series 3 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 212, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on November 19, 1997.

                              FT 212

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                      Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director of         )
                     Nike Securities     )
                     Corporation, the    )   November 19, 1997
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
David J. Allen       Director of         )  Robert M. Porcellino
                     Nike Securities     )   Attorney-in-Fact**
                     Corporation, the    )
                     General Partner of  )
                     Nike Securities L.P.





   * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

   ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated November 19, 1997 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-32941) and related Prospectus of FT 212.



                                               ERNST & YOUNG LLP


Chicago, Illinois
November 19, 1997


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.




                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 212 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).




                               S-6